Bontan Corporation Inc.

Consolidated Financial Statements

For the Six Months Ended September 30, 2005 and 2004

(Canadian Dollars)

(UNAUDITED – see Notice to Reader dated November 14, 2005)

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements for Bontan Corporation Inc. for the six months ended September 30, 2005 have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These consolidated financial statements have not been reviewed by the auditors of the Company.

These financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the management is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the six months ended September 30, 2005 and the shareholders’ equity as at that date to the extent summarised in Note 12 to the consolidated financial statements.

November 14, 2005

Bontan Corporation Inc.

Consolidated Balance Sheets

(Canadian Dollars)

(Unaudited – see Notice to Reader dated November 14, 2005)

	Note	September 30, 2005 (Unaudited)	March 31, 2005 (Audited)
Assets
Current
Cash		$1,684,072	$860,330
Short term investments	3	689,432	76,387
Interest in oil properties	5(i)	-	2,161,986
Deferred stock based compensation	4	297,018	1,732,929
Prepaid and other receivables	5(i)	139,904	26,958
		2,810,426	4,858,590
Interest in gas properties	5(ii)	-	216,568
		$2,810,426	$5,075,158
Liabilities
Current
Accounts payable and accrued liabilities		$33,279	$109,710
Advances from shareholders, non-interest bearing		16,677	14,611
		49,956	124,321
Shareholders’ Equity
Capital Stock	6	31,010,534	28,280,890
Contributed surplus		3,413,770	3,795,078
Deficit		(31,663,834)	(27,125,131)
		2,760,470	4,950,837
		$2,810,426	$5,075,158

Approved by the Board               ”Kam Shah”             Director        ”Dean Bradley”      Director

                                                           (signed)                                                (signed)

The accompanying notes are an integral part of these financial statements

Bontan Corporation Inc.

Consolidated Statements of Operations

(Canadian Dollars)

(Unaudited –see Notice to Reader dated November 14, 2005)

	Note	Three months ended	Six months ended	Three months ended	Six months ended
		September 30, 2005		September 30, 2004
Income	5i	1,910,005	1,910,005		-
Realized gain on short term investments		3,937	3,937
Interest		295	2,484
		1,914,237	1,916,426
Expenses
Interest in gas property written off	5	4,263,255	4,263,255	-	-
Stock based compensation	4	379,883	1,640,512	46,930	188,364
Translation exchange loss		191,637	206,908	13,705	15,481
Travel, promotion and consulting		133,410	166,090	123,694	303,777
Shareholders information		67,649	106,539	48,458	89,027
Professional fees		34,515	35,719	32,748	50,480
Communication		10,226	13,163	5,538	10,136
Office and general		5,498	11,761	14,125	18,093
Transfer agents fees		3,806	5,405	1,559	4,026
Rent		1,445	2,890	8,109	(24,828)
Bank charges and interest		818	2,887	1,355	1,865
Unrealized loss on short term investments		(30,306)	-	-	-
		5,061,836	6,455,129	296,221	656,421
Net loss for period		(3,147,599)	(4,538,703)	(296,221)	(656,421)
Net Loss per share – Basic and diluted	7	(0.21)	$(0.32)	$(0.03)	$(0.06)

The accompanying notes are an integral part of these financial statements

Bontan Corporation Inc.

Consolidated Statements of Cash Flows

(Canadian Dollars)

(Unaudited –see Notice to Reader dated November 14, 2005)

	Three months ended	Six months ended	Three months ended	Six months ended
	September 30, 2005		September 30, 2004
Cash flows from operating activities
Net loss for period	(3,147,599)	$(4,538,703)	$(296,221)	$(656,421)
Items not affecting cash
Interest in gas property written off	4,263,255	4,263,255	-	-
Gain on sale of interest in oil properties	(1,910,005)	(1,910,005)	-	-
Fees settled with common shares	439,136	1,699,765	46,931	188,365
Cash effect of changes in:
Prepaid and other receivable	381,280	(112,946)	21,863	(8,447)
Accounts payable and accrued liabilities	(36,268)	(76,431)	87,489	(125,778)
	(40,507)	(675,065)	(139,938)	(602,281)
Investing activities
Advances	-	-	2,530,353	2,530,353
Short term investments	(579,837)	(617,864)	(356,961)	(356,961)
Disposal of (investment in) interest in oil properties net of direct costs	4,229,432	4,057,325	(2,161,986)	(2,161,986)
Interest in gas properties	(4,046,687)	(4,046,687)		-
Mineral properties	-	-	(51,357)	(51,357)
	(397,092)	(607,226)	(39,951)	(47,751)
Financing Activities
Net advances from shareholders	(185)	2,066	(208)	(443,935)
Common shares issued	1,551,147	2,103,967	-	614,441
	1,550,962	2,106,033	(208)	170,506
Increase (decrease) in cash during period	1,113,363	823,742	(180,097)	(473,526)
Cash at beginning of period	570,709	860,330	207,112	500,541
Cash at end of period	$1,684,072	$1,684,072	$27,015	$27,015

The accompanying notes are an integral part of these financial statements

Bontan Corporation Inc.

Consolidated Statement of Shareholders’ Equity

(Canadian Dollars)

(Unaudited –see Notice to Reader dated November 14, 2005)

	Number of Shares	Share Capital	Contributed Surplus	Accumulated Deficit	Shareholders’ Equity (Deficit)
Balance March 31, 2004	9,599,453	24,287,903	-	(22,068,555)	2,219,348
Issued under private placement	1,343,124	649,679	-	-	649,679
Finder’s fee paid on private placement	-	(35,237)	-	-	(35,237)
Options granted under 1999 and 2001 stock option plans	-	-	5,265,240	-	5,265,240
1999 Stock Options exercised	1,100,000	624,773	-	-	624,773
Value transferred from contributed surplus to the extent exercised	-	1,470,162	(1,470,162)	-	-
Issued under 2001 Consultant stock compensation plan	174,524	119,695	-	-	119,695
Issued under 2003 Consultant stock compensation plan	754,619	1,163,915	-	-	1,163,915
Net Loss	-	-	-	(5,056,576)	(5,056,576)
Balance March 31, 2005	12,971,720	$28,280,890	$3,795,078	$(27,125,131)	$4,950,837
Issued under warrants exercised	1,962,452	2,021,778			2,021,778
Finder’s fee paid on warrants exercised		(202,178)			(202,178)
Issued under 2003 Consultant stock compensation plan	123,713	212,342			212,342
1999 Stock Options exercised	100,000	41,587			41,587
2003 Stock Options exercised	400,000	242,780			242,780
Value transferred from contributed surplus to the extent options exercised		381,308	(381,308)		-
Restricted shares issued in settlement of fees	23,500	32,027			32,027
Net Loss				(4,538,703)	(4,538,703
Balance September 30, 2005	15,581,385	$31,010,534	$3,413,770	$(31,663,834)	$2,760,470

The accompanying notes are an integral part of these financial statements

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2005 and 2004

(Unaudited –see Notice to Reader dated November 14, 2005)

1.

NATURE OF OPERATIONS

Bontan Corporation Inc. (“the Company”) is a diversified natural resource company that operates and invests in major exploration and exploitation projects in countries around the globe through its subsidiaries by acquiring joint venture, indirect participation interest and working interest in those projects.

2.

ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These unaudited interim financial statements have been

prepared on the same basis as the audited financial statements of the Company for the year ended March 31, 2005 and include all adjustments necessary for the fair statement of results of the interim periods.

These interim consolidated financial statements should be read in conjunction with the annual audited financial statements for the year ended March 31, 2005, and the summary of significant accounting policies included therein.

3.

SHORT TERM INVESTMENTS

Short-term investments comprise marketable securities. The quoted market value of the securities on hand as at September 30, 2005 was $ 749,818.

4.

DEFERRED STOCK BASED COMPENSATION

Deferred stock option compensation relates to the fair value of shares and options issued under the Company’s Option Plans to consultants for services that will be performed during the period subsequent to the balance sheet date. Changes during the three months ended September 30, 2005 were as follows:

	Balance at July 1, 2005	Deferred during the quarter	Expensed during the quarter	Balance at September 30, 2005	Balance at March 31, 2005
Options	$99,599	$-	$(92,445)	$7,154	$1,145,152
Stocks	372,701	204,601	(287,438)	289,864	587,777
	$472,300	$204,601	$(379,883)	$297,018	$1,732,929

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2005 and 2004

(Unaudited –see Notice to Reader dated November 14, 2005)

5.

OIL AND GAS PROPERTIES INTERESTS

	Balance at April 30, 2005	Exploration costs	Carrying value of disposal	Write-down	Transferred to receivable	Balance at September 30, 2005

Interest in oil properties (i)	$2,161,986	$-	$(2,161,986)	$-		$-
Interest in gas properties (ii)	216,568	4,132,145	-	(4,263,255)	(85,458)	$-

	$2,378,554	$4,132,145	$(2,161,986)	$(4,263,255)	$(85,458)	$-

i.

Interest in oil properties:

On July 5, 2005, the Company sold its .75% Indirect Participation Interest in an oil exploration project in Papua New Guinea for a sum of US$ 3.2 million to an independent institutional investor under an IPI purchase agreement dated July 5, 2005. The Company received the funds on July 7, 2005. Under the agreement, the Company will no longer be responsible for any future cash calls and other obligations of the Project.

In this connection, The Company paid cash fee of US$ 32,000 plus 16,000 restricted common shares of the Company valued at US$ 16,000 to an independent US brokerage firm, which introduced the buyer.

In addition, the Company also committed to issue 1.1 million options to Mr. Terence Robinson exercisable at US$ 0.50 per option, for successfully bringing in and negotiating the deal. As at September 30, 2005, these options have not yet been issued.

The computation of capital gain arising from this transaction is as follows:

	US$	CDN$
Carrying value of the IPI interest	1,589,943	2,161,986

Sale proceeds	3,200,000	3,912,640
Less: fee paid to Brokerage firm in cash	(32,000)	(39,126)
Restricted common shares issued to the brokerage firm	(16,000)	(19,485)
Net proceeds on sale	3,152,000	3,854,029
Capital gain on sale	1,562,057	1,910,005

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2005 and 2004

(Unaudited –see Notice to Reader dated November 14, 2005)

5.

OIL AND GAS PROPERTIES INTERESTS.. Continued

ii.

Interest in gas properties

On October 15, 2004, the Company entered into an exploration agreement with a private investors group in the United States under which it acquired 49% gross working interest in a gas exploration project in the State of Louisiana, USA (the project).

By September 20, 2005, the Company paid approximately US$3.5 million towards seismic survey, land leases and exploration costs of the first exploration test well under the project..

The drilling began on August 21, 2005 and the targeted depth of 15,378’ was reached on October 19, 2005.

On October 21, 2005, the Company was informed by the project operators that based on electric log analysis and wireline formation tests results, the well could not be completed as a well capable of commercial production and therefore the well should be plugged and abandoned and all leases be allowed to expire.

Consequently, as at September 30, 2005, the management decided to write off the carrying value of the interest in the gas project in full except for US$ 73,500 (CDN$ 85,458), which represented an advance given towards lease renewal, but was to be fully refunded since the said lease would not be renewed. The amount has therefore been included in the prepaid and other receivable as at September 30, 2005.

Since the entire cost was prepaid by the Company based on the estimates provided by the project engineers, the project operators indicated that there could be a refund to the company once the final accounts were rendered by the project engineer. Such refund, if any cannot be estimated at present and has therefore not been accounted for as at September 30, 2005.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2005 and 2004

(Unaudited –see Notice to Reader dated November 14 2005)

6.

CAPITAL STOCK

(a)

Authorized

Unlimited number of common shares

(ii)

Issued

		September 30, 2005		March 31, 2005
		Common		Common
		Shares	Amount	Shares	Amount
Beginning of year		12,971,720	$28,280,890	9,599,453	$24,287,903	$50,852,063
Issued under a private placement		-	-	1,343,124	649,679
Expenses relating to private placement			-		(35,237)
Issued in settlement of fees	(3)	23,500	32,027
Issued under 2001 Consultant Stock Compensation Plan		-	-	174,524	119,695
Issued under 2003 Consultant Stock Compensation Plan		123,713	212,342	754,619	1,163,915
Options excercised		500,000	665,675	1,100,000	2,094,935
Issued under warrants exercised	(1) & (2)	1,962,452	2,021,778	-	-
Expenses relating to warrants exercised	(1)		(202,178)	-	-
		15,581,385	$31,010,534	12,971,720	$28,280,890

(1)

On May 26, 2004, the Company closed a private placement agreement with certain accredited investors for 8,879,571 Units at US$0.35 per Unit. Each Unit includes one common share and one common share purchase warrant. Each warrant entitles its holder to acquire one common share of the company at a price of US$1.00 within twenty-four months of the date of issuance of the Unit.

On May 25, 2005, the Company’s registration statement in Form F-3 under the Securities Act of 1933 became effective. The registration statement covered 3,654,699 restricted shares and 5,841,726 common shares issuable upon exercise of outstanding warrants, which were issued under the private placement. The registration enables the warrant holders to have the restrictive legends removed from the shares issuable upon exercise of their warrants.

At the time of the registration of the shares issuable upon exercise of warrants, as explained above, the Company made to its warrant holders an offer to reduce warrant exercise price to US$ 0.60 from US$1 for a limited period of four days. Five warrant holders took advantage of the offer and exercised 739,524 warrants for a total sum of US$ 443,714. The balance of the warrants was exercised at the original exercise price of US$1 per warrant.

Expenses relating to the warrants represented finder’s fee of 10% of the warrants exercised.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2005 and 2004

(Unaudited –see Notice to Reader dated November 14, 2005)

6.

CAPITAL STOCK – (b) Issued - Continued

(2)

Warrants include warrants for 100,000 common shares, which were exercised and paid for before September 30, 2005 but issued after that date,

(3)

Shares issued in settlement of fees comprised the following:

i.

16,000 Common shares issued to a brokerage firm for introducing the buyer for the IPI interest in oil property (refer note 5(i)). The shares were valued CDN$19,485, which represented the market pric eon the date of issue of the shares.

ii.

7,500 Common shares issued to an independent research firm as part of their fee for compiling a research report on the Company. The shares were valued CDN$19,485, which represented the market price eon the date of issue of the shares. The shares were valued CDN$12,542, which represented the market price on the date of issue of the shares.

All the above shares are restricted as to their transferability and saleability.

7.

LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the period, which were 14,867,109 shares for the three months ended September 30, 2005  and 14,042,668 for the six months ended on the same date. (March 31, 2005 – 11,700,303).

8.

COMMITMENTS AND CONTINGENT LIABILITIES

(a)

The Company entered into media relations and investor relations contracts with Current Capital Corp., a shareholder corporation, effective July 1, 2004 initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice for a total monthly fee of US$10,000.

(b)

The Company entered into a new consulting contract with Mr. Kam Shah, the Chief Executive Officer and Chief Financial Officer on April 1, 2005 for a five-year term up to March 31, 2010. The contract provides for payment of the fee, which covered the period from November 2004 to December 31, 2005 by allotment of 450,000 options at prices varying from US$.35 and US$.75 plus reimbursement of expenses. The fee for the remaining period in the fiscal 2006 and subsequent years will be decided at the board meeting after the end of the third quarter of the fiscal 2006. Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(d)

The Company entered into a consulting contract with Mr. Terence Robinson, the Chief Executive Officer on April 1, 2003 for a six-year term up to March 31, 2009. The contract provides for a monthly fee of $10,000 inclusive of taxes plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause. Mr. Robinson resigned as chief executive officer effective May 17, 2004, but continued as consultant under the same terms and conditions.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2005 and 2004

(Unaudited –see Notice to Reader dated November 14, 2005)

8.

COMMITMENTS AND CONTINGENT LIABILITIES - Continued

(g)

On August 1, 2005, The Company entered into a consulting contract with Mr. Jeffrey Robinson, brother of Mr. Terence Robinson, the former chief executive officer and currently a consultant with the Company. The contract is for one year expiring on July 30, 2006 and is for a sum of $ 86,400 payable in 120,000 common shares under the 2003 Consultants Compensation Plan. 10,000 shares were issued on the date of signing and the balance to be issued at the rate of 2,500 per week. Under the contract, Mr. Robinson will provide public relation services and is responsible for the web site contents and data base maintenance. The Contract is not subject to automatic renewal.

(e)

On August 15, 2005, the company renewed consulting contract with Mr. John Robinson, brother of Mr. Terence Robinson, the former chief executive officer and currently a consultant with the Company and sole owner and president of Current Capital Corp., a firm with which the Company has media relation contract. (see 8.a). The contract was retroactive to July 1, 2005 for one year term, not subject to automatic renewal. The consulting fee  was agreed to be 120,000 common shares under 2003 Consultants Compensation Plan. 107,048 shares were issued on the renewal date and balance to be issued upon registration of a new Compensation Plan. Mr. Robinson will provide services that include monitoring the oil and gas projects that the Company may participate from time to time.

9.

RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements.

(i)

Included in shareholders information expense is $93,878 (2004 – $80,001) to Current Capital Corp, (CCC) for media relations services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)

CCC charged approximately $4,359 for rent, telephone, consultants’ fees and other office expenses (2004: $11,370).

(iii)

Finders fee of $202,178 (2004: $nil) was paid to CCC in connection with the warrants exercised. The fee is payable at the rate of 10% of the proceeds from the exercise of such warrants..

(iv)

Included in professional and consulting fees are fees of $3,057 (2004: $24,000) paid to directors of the Company and $nil (2004: $56,075) paid to a former director for consulting services.

(v)

Business expenses of $10,547 (2004 - $9,204) were reimbursed to directors of the corporation and $53,592 (2004: $41,671) to a former director who provides consulting services to the Company.

(vi)

Consulting fees include amounts to Snapper Inc., a shareholder corporation of $nil (2004 - $13,333).

(vii)

Payable and accrual includes $10,335(2004: $86,315) due to CCC, $2,139 (2004: $3,418) due to a director and 4 nil (2004: $ 40,395) due to a former director.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2005 and 2004

(Unaudited –see Notice to Reader dated November 14, 2005)

10.

SEGMENTED INFORMATION

As at September 30, 2005, the Company had only one major business segment-

Energy sector: This segment includes the Company’s acquisition of interests in joint ventures and projects relating to exploration and commercial drilling of oil and gas and related products.

The accounting policies of the segments are same as those described in Note 2 of the audited consolidated financial statements for the year ended March 31, 2005.

Geographic Information

The Company operates from one location in Canada. Its assets are located as follows:

	September30, 2005	March 31, 2005

Canada	$2,724,968	$2,696,604
Papua New Guinea	-	2,161,986
USA	85,458	216,568

	$2,810,426	$5,075,158

11.

FINANCIAL INSTRUMENTS

The fair value for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2005 and 2004

(Unaudited –see Notice to Reader dated November 14, 2005)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States ("US GAAP") and in SEC Regulation S-X are described and quantified below.

	September 30, 2005			March 31, 2005
	Balance under Canadian GAAP	Adjustment	Balance under US GAAP	Balance under Canadian GAAP	Adjustment	Balance under US GAAP
Balance Sheets

Current assets	$2,810,426	45284	$2,855,710	$4,858,590		$4,858,590
Long term assets	-	-	-	216,568	(216,568)	-
Total assets	$2,810,426	$45,284	$2,855,710	$5,075,158	$(216,568)	$4,858,590

Current Liabilities	49,956		49,956	124,321		124,321
Capital stock	31,010,534		31,010,534	28,280,890		28,280,890
Contributed surplus	3,413,770		3,413,770	3,795,078		3,795,078
Deficit	(31,663,834)	45,284	(31,618,550)	(27,125,131)	(216,568)	(27,341,699)
Liabilities and shareholders' equity	$2,810,426	$45,284	$2,855,710	$5,075,158	$(216,568)	$4,858,590

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2005 and 2004

(Unaudited –see Notice to Reader dated November 14, 2005)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of significant US GAAP variations on the Consolidated Statement of Operations are as follows:

Six months ended September 30	2005	2004

Net Loss for year, Canadian GAAP	(4,538,703)	(656,421)
Reclassification of exchange loss(gain) on yea end translation of foreign currency items and balances	206,908	15,481
Loss for year US GAAP	(4,331,795)	(640,940)
Reclassification of exchange gain(loss) on period end translation of foreign currency items and balances	(206,908)	(15,481)
Unrealised gain on "available for sale" equity securities	45,284	90,813
Comprehensive loss for year, US GAAP	(4,493,419)	(565,608)

Basic and diluted loss per share, US GAAP	(0.32)	(0.05)

Diluted loss per share under US GAAP

The Company had approximately 4 million warrants and 3.9 million options, which were not exercised as at September 30, 2005. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

There was no impact of the above differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows for the six months ended September 30, 2005 and 2004.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2005 and 2004

(Unaudited –see Notice to Reader dated November 14, 2005)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(i)

Short-term Marketable securities

In accordance with Canadian GAAP, short-term marketable securities are carried at the lower of aggregate cost and current market values, with unrealized losses being included in the determination of net income (loss) for the year. Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders’ equity, until realized.

The Company invests its surplus cash in marketable securities intended for resale within a year. These have been classified as “available for sale”. Accordingly, unrealized gains on securities on hand at September 30, 2005 and 2004 respectively have been included in the computation of comprehensive income under the US GAAP.

(ii)

Oil and gas properties interests

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

Under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs.

Since the Company sold its interest in oil property and wrote off its interest in a gas property as at September 30, 2005, there was no further adjustment required under the US GAAP.

New accounting pronouncements

There were no new accounting developments in The US  standards that would affect the results of operations or financial position of the Company other than those detailed in the audited consolidated financial statements for the year ended March 31, 2005.

13.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2005 and 2004

(Unaudited –see Notice to Reader dated November 14, 2005)

14.

SIGNIFICANT POST BALANCE SHEET EVENTS

The following is a summary of key corporate changes and other significant events that occurred subsequent to September 30, 2005:

The drilling on the gas property in which the Company held 49% working interest began on August 21, 2005 and the targeted depth of 15,378’ was reached on October 19, 2005.

On October 21, 2005, the Company was informed by the project operators that based on electric log analysis and wireline formation tests results, the well could not be completed as a well capable of commercial production and therefore the well should be plugged and abandoned and all leases be allowed to expire.

The Company wrote off the value of its interest in this property as at September 30, 2005 as explained in note 5. ii.